                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                         Online Systems Services, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                          Common Stock, no par value
________________________________________________________________________________
                        (Title of Class of Securities)


                                  682731 104
        _______________________________________________________________
                                (CUSIP Number)

                             Mitchell B. Campbell
                             1322 East 8th Avenue
                               Denver, CO 80218
                                 303/863-9830
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 23, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 682731 104                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mitchell B. Campbell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
         Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                160,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 160,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         160,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         Not Applicable
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
         IN
------------------------------------------------------------------------------

STATEMENT FOR SCHEDULE 13D
--------------------------

Item 1.  Security and Issuer

      This statement relates to the Common Stock, no par value, of Online Systems Services, Inc. whose principal executive offices are located at:
                 1800 Glenarm Place
                 Suite 800
                 Denver, CO 80202

Item 2.  Identity and Background

     (a),(b)&(c) The name, address of principal business office and principal occupation of the person filing is:
                       Mitchell B. Campbell
                       1322 East 8th Avenue
                       Denver, CO 80218
                       Banker

     (d) The undersigned has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The undersigned has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The undersigned is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     All shares of common stock of Online System Services, Inc. (the "Company") were acquired with personal funds.

Item 4.  Purpose of the Transaction.

     The undersigned was an employee, an officer and director of the Company from July, 1994 until August, 1996 and has held the shares in connection with the undersigned's past involvement as an employee, officer and director of the Company. The undersigned has no current agreement, arrangement or understanding with the Company or any other party with respect to any type of transaction enumerated in Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) The following table sets forth the aggregate number and percentage of outstanding shares of common stock of Online System Services, Inc. beneficially owned by the undersigned as of the date of this report:

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            Number of Shares               Percentage of Outstanding Shares
            ----------------               --------------------------------
                160,000                                  5.1%

     (b) The undersigned holds the sole voting power an dispositive power with respect to all the shares listed in Item 5(a) above.

     (c) The undersigned has not engaged in any transactions in the Company's common stock during the past sixty days.

     (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of common stock of the Company held by the undersigned.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The undersigned has agreed with Cohig & Associates, Inc. not to issue, offer, sell, transfer, assign, hypothecate or otherwise dispose of any securities of the Company for one year beginning May 23, 1996 without the prior written consent Cohig & Associates, Inc.

Item 7.  Material to be Filed as Exhibits.

     (1) Agreement Not to Sell Securities dated May 8,1996 between the undersigned and Cohig & Associates, Inc., incorporated by reference to
         Exhibit 1.1 to Registration Statement on Form SB-2, as amended, Commission File No. 333-3282-D.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 31, 1997


                                 /s/ Mitchell B. Campbell
                                 ------------------------
                                   Mitchell B. Campbell


GP:367313 v1